

April 1, 2014

Via E-mail
Osamu R. Watanabe
General Counsel
Moelis & Company
399 Park Avenue, 5<sup>th</sup> Floor
New York, NY 10022

> **Re:** **Moelis & Company**
> **Amendments No. 1 and 2 to Registration Statement on Form S-1**
> **Filed on March 24, 2014**
> **File No. 333-194306**

Dear Mr. Watanabe:

We have reviewed your registration statements and response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page i

1.  Either here or in the summary, please restore the information explaining who you consider to be the other global independent investment banks.

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2013, page 48

2.  We note your disclosure in footnote (b) regarding the income tax adjustment. Please address the following:
    *   Confirm to us that you will separately present the income tax effect of your reorganization separately from the income tax effect of the IPO. In this regard, we note that the 40% tax rate appears to be triggered by your reorganization into a corporation while the step up in basis of your assets appears to be related to the payout to the partners of Old Holdings from the proceeds of the IPO.

- Confirm to us that the tax adjustment related to your reorganization discussed in the previous bullet will be the same adjustment reflected on page F-4.
- Tell us whether the adjustment to be disclosed in footnote (b) is intended to reflect the final outstanding amount of pro forma taxes.

3. Your disclosure on page 33 indicates that there may be variability in the number of Class A common shares and Class A partnership units issued in the reorganization. Therefore, please revise footnote (c) to clarify whether your pro forma presentation will reflect the issuance of Class A common shares or Class A partnership units. If you have assumed Class A common shares to be outstanding, provide footnote disclosure to show the impact on the presentation if the instruments issued were Class A partnership units. Conversely, if you have assumed Class A partnership units to be outstanding, discuss the impact on the pro forma presentation if you were to issue Class A common shares instead.

4. Please reconcile for us the shares you intend to be reflected as issued in your initial public offering to any shares intended to be reflected as outstanding pursuant to footnote (d). Please also confirm, if true, that your pro forma earnings per share disclosures will reflect the following:

   - You will separately present the impact on your earnings per share related to the reorganization separately from the initial public offering.
   - You will also separately present the weighted average shares outstanding due to the reorganization separately from the weighted average shares outstanding after the initial public offering.

   Please similarly separate any other adjustment related to your reorganization separately from any adjustments presented related to the IPO.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition as of December 31, 2013, page 50

5. Please revise footnote (c) to disclose the amount of distribution you anticipate making to the partners of Old Holdings from the initial public offering proceeds.

6. We note the various disclosures contained in footnotes (b) through (e); however, it is unclear from these disclosures how you determined the amount of net adjustment to be disclosed for your additional paid in capital. Please revise your footnote disclosure to separately quantify and describe each component of this adjustment in enough detail for a reader to determine how the net adjustment was calculated. In this case, a tabular presentation of the various components of the adjustment may be helpful. Please similarly revise your footnote disclosures for any other adjustments presented in your pro forma presentation that reflect the impact of more than one item on a net basis.

Pro Forma Combined Statement of Operations Information (unaudited) (Note 4), page F-4

Unaudited Pro Forma Combined Statement of Operations Information, page F-15

7.      We note that you have reflected pro forma earnings per share based on unit holders to reflect the impact of the reorganization.  Please clarify why you are not reflecting any Class A common shares outstanding as a result of the reorganization as a part of your pro forma earnings per share or any Class A partnership units.

8.      Please clarify how you have considered the option of the partner of Old Holdings to receive either Class A common shares or Class A partnership units in connection with the reorganization, as disclosed on page 33.  Specifically, disclose which instrument you have assumed as issued in your pro forma presentation.

9.      We note that your weighted average units outstanding (basic and diluted) and net income per unit (basic and diluted) are presented for vested units.  Please present these disclosures for your unvested units so these combined amounts reconcile to your pro forma earnings per unit as presented on your combined statements of operations.

10.     We note that your pro forma net income per unit disclosure presents dividend distributions in the amount of $35,389 thousand.  Please explain to us why these distributions exclude the tax distributions to parent for partners and other cash contributions from parent as presented on your combined statements of cash flows and combined statements of changes in parent company equity.

You may contact Jim Dunn at (202) 551-3724 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters.  Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director